AB

SO 3/6/03

SECURI[illegible] 03014166 [illegible]IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00099

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Associated Investment Services, Inc.

OFFICIAL USE ONLY
39-0210110
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
230 Cherry Street
(No. and Street)

Green Bay (City) WIsconsin (State) 54305-0640 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Curtis J. Fuszard 920-431-8022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive, (Address) Chicago (City) Illinois (State) 60601-5212 (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. 165 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
APR 02 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Curtis J. Fuszard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Investment Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA L. SCHEER
Notary Public - State of Wisconsin
My Commission Expires May 18, 2003

Signature

President & Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2002

TABLE OF CONTENTS

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors and Stockholders
Associated Bank Investment Services, Inc.

We have audited the accompanying statement of financial condition of Associated Investment Services, Inc. (A Wholly Owned Subsidiary of Associated Banc-Corp) (the Company), as of December 31, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Associated Investment Services, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 7, 2003

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash and cash equivalents	$ 637,736
Securities owned:	
Marketable, at market value	618,010
Not readily marketable, at cost	3,300
Deposit with clearing broker	100,000
Receivable from broker/dealers and clearing organization	230,605
Receivable from related parties	211,376
Furniture, equipment and leasehold improvements – less accumulated depreciation of $660,747	128,514
Exchange membership owned, at cost (market value $29,500)	2,000
Prepaid assets	41,501
Income taxes	487,636
Total assets	$ 2,460,678
LIABILITIES AND STOCKHOLDER'S EQUITY	
Payable to clearing organization	$ 7,317
Payable to related parties	443,827
Accrued personnel expense	354,050
Other liabilities	51,495
Total liabilities	$ 856,689
Commitments and contingent liabilities	---
Stockholder's equity	
Common stock (No par value with a stated value of $100 per share, authorized 1,000 shares, issued and outstanding 480 shares)	48,000
Surplus	862,444
Retained earnings	693,545
Total stockholder's equity	1,603,989
Total liabilities and stockholder's equity	$ 2,460,678

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenue:	
Commissions	$ 3,682,369
Interest and dividends	29,669
Annuity and insurance commission revenue from affiliate	6,827,005
Other	229,379
Total revenue	10,768,422
Expenses:	
Personnel expense	5,891,062
Commissions and floor brokerage	422,367
Occupancy and equipment	383,497
Communications and data processing	299,953
Business development and advertising	345,829
Office expense	11,068
Affiliate management and administrative fees	678,036
Other expenses	484,845
Total expenses	8,516,657
Income before affiliate revenue sharing expense	2,251,765
Affiliate revenue sharing expense	(2,051,653)
Income before income taxes	200,112
Income tax expense	89,780
Net income	$ 110,332

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock			Retained	
	Shares	Amount	Surplus	Earnings	Total
Balance, December 31, 2001	480	$ 48,000	$862,444	$ 583,213	$1,493,657
Net income	---	---	---	110,332	110,332
Balance, December 31, 2002	480	$ 48,000	$862,444	$ 693,545	$1,603,989

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 110,332
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	51,785
Purchase of securities	(107,591)
Proceeds from sale of securities	300,000
Increase in net receivable from clearing broker	(81,214)
Increase in prepaid and other assets	(498,993)
Increase in net payable to related parties	200,709
Decrease in accrued personnel expense	(30,147)
Decrease in other liabilities	(212,241)
Net cash used in operating activities	(267,360)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture, equipment and leasehold improvements	(38,000)
Net cash used in investing activities	(38,000)
Net decrease in cash and cash equivalents	(305,360)
Cash and cash equivalents at beginning of year	943,096
Cash and cash equivalents at end of year	$ 637,736

Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes $ 811,450

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Significant accounting and reporting policies follow.

Principal Business Activity

Associated Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Associated Banc-Corp (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD) and the Chicago Stock Exchange.

The Company acts as an introducing broker, clears all transactions on a fully disclosed basis with a clearing broker or dealer, and transmits all customer funds and securities to the clearing broker or dealer. Although the Company does not carry customer funds or securities, on occasion it does receive checks made payable to itself, which the Company deposits into its clearing broker account or dealer bank account with an affiliate. Therefore, the Company does not meet all the requirements as set forth in the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), and must comply with the Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis.

Cash and Cash Equivalents

The Company considers cash and interest bearing deposits with other financial institutions to be cash and cash equivalents.

Cash of $19,100 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Securities Owned

Marketable securities are reported at market value. Not readily marketable securities are reported at cost.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are being depreciated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Maintenance and repair costs are charged to expense as incurred.

Exchange Membership

The Company's Chicago Stock Exchange membership is carried at cost of $2,000 and was valued at the quoted bid price of $29,500 at December 31, 2002.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates in Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE 2 SECURITIES OWNED

Marketable:

The Company invests in the Alliance Treasury Reserves money market fund estimated at fair value of $618,010 at December 31, 2002.

Not readily marketable:

The Company owns NASDAQ stock carried at cost of $3,300 at December 31, 2002.

NOTE 3 RECEIVABLE FROM AND PAYABLE TO BROKER/DEALERS AND CLEARING ORGANIZATION

At December 31, 2002, amounts receivable from and payable to broker/dealers and clearing organizations consists of fees and commissions receivable, and the related charges of customer transactions cleared through another broker/dealer on a fully disclosed basis.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

NOTES TO FINANCIAL STATEMENTS

NOTE 4 INCOME TAXES

Income tax expense for the year ended December 31, 2002 consists of the following:

Current:	
Federal	$71,453
State	19,646
Total current	91,099
Deferred:	
Federal	(957)
State	(362)
Total deferred	(1,319)
Income tax expense	$89,780

The net deferred tax liability is shown net with the current tax asset as an asset on the Statement of Financial Condition. Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The major temporary differences that give rise to the deferred tax assets and liabilities for the year ended December 31, 2002 are as follows:

Premises and equipment	$4,816
Deferred compensation	4,290
Total gross deferred tax asset	9,106
Prepaid expenses	(15,304)
State income taxes	(117)
Total gross deferred tax liability	(15,421)
Net deferred tax liability	$(6,315)

The effective tax rate differs from the statutory federal tax rate. The major reasons for this difference are as follows:

	2002
Federal income tax rate at statutory rate	35.0%
Increases (decreases) resulting from:	
State income taxes (net of federal income taxes)	6.3%
Nondeductible business expenses	4.1%
Other	(0.5)%
Effective income tax rate	44.9%

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

NOTES TO FINANCIAL STATEMENTS

NOTE 5 PENSION AND PROFIT-SHARING PLANS

Substantially all full-time employees of the Company are covered under the noncontributory defined benefit plan (benefit plan) of the Parent. Under the benefit plan, the Company is allocated a portion of the expense, and the pension obligation is recognized by the Parent. The Company's share of pension expense for 2002 was $117,250, of this amount $8,528 was unpaid and accrued for at December 31, 2002.

Substantially all full-time employees of the Company are covered under the Profit Sharing and Retirement Savings Plan (savings plan) of the Parent, and employees may contribute a maximum percentage of 10% of their annual salary, up to a maximum dollar amount per year, to the plan on a pre-tax basis. Total expense related to the Company's contributions to the savings plan was $352,058 in 2002, of which $99,745 was unpaid and accrued for at December 31, 2002.

NOTE 6 LEASES

The Company leases office space from various banks owned by its Parent. The leases, which expire at various times through 2009, are classified as operating leases. The leases require monthly minimum lease payments with rent to be adjusted based upon the consumer price index plus an annual payment for increases in real estate taxes.

Future minimum payments under the noncancelable related-party operating leases with initial or remaining terms in excess of one year consist of the following:

2003	$ 41,784
2004	41,784
2005	41,784
2006	41,784
2007	41,784
Thereafter	80,086
Total	$289,006

Rent expense for all related-party operating leases totaled $325,126 in 2002. Of these amounts, $27,088 was unpaid and accrued for at December 31, 2002.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

NOTES TO FINANCIAL STATEMENTS

NOTE 7 RELATED-PARTY TRANSACTIONS

Pension and profit-sharing plan expense allocations are discussed in Note 5.

Terms of leases with the affiliate banks owned by the Parent are discussed in Note 6.

The Company paid the Parent management and administrative fees of $678,036 in 2002, of these amounts, $56,503 was unpaid and accrued for at December 31, 2002.

In September of 1999, a revenue sharing arrangement was established between the Company and Associated Insurance Management Group, Inc. (AIMG), a wholly owned subsidiary of Associated Trust Company, National Association which is a wholly owned subsidiary of the Parent. The arrangement was put into place to account for and allocate revenue with respect to the sale of annuity and insurance products that are distributed by dual employees of the Company and AIMG. Shared revenue related to annuity and insurance product sales for 2002 totaled $6,827,005. Of this amount, $206,200 was not received and accrued for at December 31, 2002. Insurance product distribution expense payable to an affiliate that was unpaid and accrued for at December 31, 2002 totaled $17,850.

In accordance with Board authorization, a percentage of gross revenues are shared with each banking facility owned by the Parent that contains a Company office. Revenue sharing expense for 2002 totaled $2,051,653. Of these amounts, $211,891 was unpaid and accrued for at December 31, 2002.

NOTE 8 CREDIT RISK

The Company maintains cash balances at a bank, and cash and securities at a clearing broker. Cash accounts at banks are insured by the FDIC for up to $100,000. Amounts in excess of FDIC insured limits were $537,736 at December 31, 2002. The Securities Investor Protection Corporation (SIPC) insures cash and securities up to $500,000 (although coverage of cash is limited to $100,000). Amounts in excess of SIPC insured limits were $218,010 at December 31, 2002, which is the security valuation in excess of the $400,000 remaining after the $100,000 cash coverage.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through a clearing broker/dealer, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker/dealer executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The clearing broker/dealer, seeks to control the risks associated with the Company's customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker/dealer monitors the Company's customers' required margin levels daily and, pursuant to such guidelines, requires the Company to contact the Company's customers' to deposit additional collateral or to reduce positions when necessary.

NOTE 9 NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $629,471, which was $379,471 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1.36 to 1.00 at December 31, 2002.

Schedule 1

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

COMPUTATIONS OF NET CAPITAL UNDER SEC RULE 15C3-1
DECEMBER 31, 2002

NET CAPITAL:		
Total stockholder's equity		$1,603,989
Deductions and/or charges:		
A. Nonallowable assets:		
Exchange membership	2,000	
Furniture, equipment and leasehold improvements	128,514	
Other assets	826,111	
	956,625	
B. Other deductions and/or charges	---	
		956,625
Net capital before haircuts on securities positions (tentative net capital)		647,364
Haircuts on securities positions		17,893
Net capital		$ 629,471
AGGREGATE INDEBTEDNESS:		
Items included in statements of financial condition:		
Accounts payable, accrued expenses, and other Liabilities		$ 856,689
Total aggregate indebtedness		$ 856,689
Excess net capital at 1,500%		$ 572,358
Excess net capital at 1,000%		$ 543,802
Ratio: Aggregate indebtedness to net capital		1.36 to 1.00
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 250,000
Excess net capital		$ 379,471

There is no material difference between the computation of net capital above and that reported by the Company in Part II A (unaudited) of Form X-17A-5 as of December 31, 2002.

See Independent Auditors' Report.

Schedule 2

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

CUSTOMER RESERVE BANK ACCOUNT COMPUTATION UNDER SEC RULE 15C3-3
DECEMBER 31, 2002

	Credits	Debits
1. Free credit balances and other credit balances in customers' security accounts.	-0-	
2. Monies borrowed collateralized by securities carried for the account of customers.	-0-	
3. Monies payable against customers' securities loaned.	-0-	
4. Customers' securities failed to receive.	-0-	
5. Credit balances in firm accounts which are attributable to principal sales to customers.	-0-	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	-0-	
7. Market value of short security count difference over 30 calendar days old.	-0-	
8. Market value of short securities and credits in all suspense accounts over 30 calendar days.	-0-	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	-0-	
10. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.		-0-
11. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.		-0-
12. Failed to deliver of customers securities not older than 30 calendar days.		-0-
13. Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts.		-0-
Totals	-0-	-0-

14. Excess of total credits over total debits required to be on deposit in a "Reserve Bank Account"	-0-
15. Amount on deposit in Reserve Bank Account 1-141824-3	$19,100
16. Additional deposit required	-0-

There is no material difference between the determination of reserve requirements above and that reported by the Company in Part II (unaudited) of Form X-17A-5 as of December 31, 2002.

See Independent Auditors' Report.

Schedule 3

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED BANC-CORP)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
DECEMBER 31, 2002

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$ ---
	A. Number of items	---
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ ---
	A. Number of items	---
3.	The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	YES (x)

See Independent Auditors' Report.

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors and Stockholder
Associated Investment Services, Inc.

In planning and performing our audit of financial statements and schedules of Associated Investment Services, Inc. (a wholly owned subsidiary of Associated Banc-Corp) (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid securities and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no mattes involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures are adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of securities Dealers, Inc., and any other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other that these specified parties.

KPMG LLP

February 7, 2003